[redacted]

14046077

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 26 2014
WASH. D.C.
191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43810

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Janus Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Detroit St
(No. and Street)

Denver (City) Colorado (State) 80206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brennan A. Hughes 303-336-7440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 17th Street, Suite 3600 (Address) Denver (City) CO (State) 80202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CB 3/20/14

OATH OR AFFIRMATION

I, Brennan A. Hughes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Janus Distributors LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President and Chief Accounting Officer
Title

Notary Public

JANITA O ALBRIGHT
NOTARY PUBLIC
STATE OF COLORADO
Notary ID 20064001507
My Commission Expires 01/13/2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Janus Distributors LLC

(SEC I.D. No. 8-43810)
(A Wholly-Owned Subsidiary of Janus Capital Management LLC)

Statement of Financial Condition as of December 31, 2013 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Janus Distributors LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Janus Distributors LLC (the "Company") as of December 31, 2013, and the related notes to the financial statement that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2014

JANUS DISTRIBUTORS LLC
STATEMENT OF FINANCIAL CONDITION
(in thousands)

		December 31, 2013
ASSETS		
Cash	$	10,399
Accounts receivable		1,970
Prepaid expenses		595
Deferred commissions		1,907
Total assets	$	14,871
LIABILITIES AND MEMBER'S CAPITAL		
Total liabilities	$	1,829
Member's capital:		
Member's capital		36,413
Accumulated deficit		(23,371)
Total member's capital		13,042
Total liabilities and member's capital	$	14,871

See accompanying notes to this financial statement.

JANUS DISTRIBUTORS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

1. DESCRIPTION OF BUSINESS

Janus Distributors LLC (the "Company") is a wholly-owned subsidiary of Janus Capital Management LLC ("JCM"), whose ultimate parent is Janus Capital Group, Inc. ("JCG"). The Company is a limited purpose broker-dealer and agent for the sale and distribution of shares of certain investment companies (hereafter referred to as "mutual funds") which are directly advised or serviced by JCM and its consolidated subsidiaries.

2. SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates and the differences could be material.

Deferred commissions - Deferred commissions are commissions paid to financial intermediaries on sales of certain Janus Investment Fund shares, referred to as "C shares". Fees received by the Company from the redemption of C shares within one year of purchase reduce the unamortized deferred commissions. Deferred commissions on outstanding shares are amortized over one year or when the shares are redeemed, if earlier.

Income Taxes - No income tax payable has been included in the statement of financial condition. The Company is a single member limited liability company and is treated as a disregarded entity for U.S. Federal income tax purposes and is therefore not required to file separate tax returns. All income and losses flow through to the Company's sole member, JCM, and are included in JCM's tax filings.

Subsequent Events - Events subsequent to the balance sheet date have been evaluated for inclusion in the accompanying financial statements through the issuance date, February 25, 2014.

3. RELATED PARTIES AND OTHER MATTERS

Certain officers of the Company are also officers of JCM, its subsidiaries, and of the mutual funds distributed by the Company.

Accounts receivable represent amounts owed to the Company by their affiliated mutual funds.

JCM has agreed to make capital contributions to the Company to the extent required to maintain net capital. See Note 4 – Net Capital Requirement.

4. NET CAPITAL REQUIREMENT

As a broker and dealer registered with the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1 of the Securities Exchange Act of 1934, equivalent to 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2013, the Company had net capital of $8,570,000 which exceeds the required amount by $8,448,000. The Company's ratio of aggregate indebtedness to net capital was 0.21 to 1.

5. CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. Management believes that risk of credit loss associated with its accounts receivable is significantly reduced based on the nature of the receivables. The majority of accounts receivable is settled by payment from the assets of the mutual funds, and the Company has experienced no credit losses from the mutual funds from the inception of the Company through the current year. As such, the Company believes it is not exposed to significant credit risk.

6. GUARANTEES, COMMITMENTS AND CONTINGENCIES

The Company may enter into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to the indemnification clauses of these contracts and expects the risk of loss from such causes to be remote.

The Company is periodically involved in various legal proceedings and other regulatory matters. Based on information currently available, management believes that it is probable that the ultimate outcome of matters that are pending or threatened will not have a material effect on the Company's financial condition.

* * * * *

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

February 25, 2014

To the Member of
Janus Distributors LLC
Denver, Colorado

In planning and performing our audit of the financial statements of Janus Distributors LLC ("the Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 25, 2014, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America ("generally accepted accounting principles"). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP